Exhibit 99.1

Clearmind Medicine Announces Exclusive Licensing Agreement for Generation 3.0 Psychedelic Compounds for the Treatment of Mental Disorders

Tel Aviv, Israel / Vancouver, Canada, April 17, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the "company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced an exclusive licensing agreement with Yissum Research Development Company of the Hebrew University of Jerusalem. This partnership marks a significant step in harnessing generation 3.0 psychedelic compounds, methods of their preparation, and uses thereof in the treatment of addiction and mental disorders.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, "We are witnessing a renaissance within psychedelic medicine, including broad acknowledgment of these therapies and their potential by the medical community. While our existing IP portfolio includes molecules designed to address challenges inherent in classical psychedelics, we remain dedicated to continually enhancing our ongoing innovation. In particular, there has been a rise in demand for a new class of innovative compounds with enhanced psychedelic properties. We believe that these new generation 3.0 compounds hold enormous therapeutic potential, as well as a strong safety profile.”

“The exclusive licensing agreement with Yissum expands our IP portfolio of highly differentiated assets, strengthen our leadership position with potentially first-in-class assets, and illustrates our ongoing commitment to innovation. Our ultimate goal remains unchanged: to assist patients with unmet needs through the discovery of optimized psychedelic medications,” Dr. Adi Zuloff-Shani added.

Under the terms of the agreement, Clearmind receives exclusive worldwide rights to develop, research, manufacture, market, and commercialize products derived from a patent-pending synthesis of psychedelic compounds, enriching the company’s innovative portfolio in addiction and mental health treatments.

About Clearmind Medicine Inc.

Clearmind is a clinical- stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of sixteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its dedication to continually enhancing innovation, its belief that new generation 3.0 compounds hold enormous therapeutic potential, as well as a strong safety profile, the strengthening of its leadership position with potentially first-in-class assets, its ongoing commitment to innovation and its ultimate goal of assisting patients with unmet needs through the discovery of optimized psychedelic medications. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.